Mail Stop 3561

August 29, 2008

Mr. Matthew L. Schissler
Chief Executive Officer
501 Santa Monica Blvd.
Suite 700
Santa Monica, CA 90401

> **Re:** **Cord Blood America, Inc.**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2007**
> **Filed April 15, 2008**
> **File No. 000-50746**

Dear Mr. Schissler:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Supplement Response filed July 30, 2008

Form 10-KSB for the period ended December 31, 2007

Item 8B. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 40

1.   Your disclosure that you conducted your evaluation within the 90-day time period
        prior to the filing of the report rather than as of the end of the period covered by the
        report does not appear to comply with Item 307 of Regulation S-B. Please revise.

Management's Report on Internal Control over Financial Reporting, page 40

2. We have reviewed your response to our prior comments 13 through 15, noting your
    proposed compliance on a futures basis. Considering the significance of these
    disclosures and the existing deficiencies in your current disclosure, please revise your
    Form 10-KSB to include the following:
    - your conclusion that your internal controls over financial reporting were not
      effective at December 31, 2007,
    - a statement identifying the framework used by management to evaluate the
      effectiveness of internal controls over financial reporting, and
    - disclosure of when the material weakness was identified, by whom it was
      identified and when the material weakness first began.

Item 13. Exhibits and Reports on Form 8-K

Exhibits, page 46

3.   We have reviewed your response to prior comment 16, noting that you plan to
        amend your Form S-8 to include a current consent. Please note that in accordance
        with Item 601 of Regulation S-B, a current consent should be provided with your
        Form 10-KSB filed April 15, 2008. Please revise.

Section 302 and 906 Certifications

4.   Please amend to provide Section 302 and Section 906 certifications from your
        principal financial officer.

5.   We note that the head note to paragraph 4 does not include a reference to internal
        control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and
        15d-15(f)). Please refer to the guidance of Item 601(31) of Regulation S-B and
        revise.

Other Exchange Act Reports

6.   Please revise your other Exchange Act reports, as necessary, to comply with our comments above. Specifically, revise your June 30, 2008 Form 10-Q to address the certification and controls and procedures comments above.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bill Kearns, Staff Accountant, at (202) 551-3727 or Angela Halac, Senior Staff Accountant, at (202) 551-3398 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health Care Services